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Interim Report: First Nine Months 2000
Schering Group

Sales trend
(in EURm)
------------------------------------------------------------------------------------------

          1st quarter        2nd quarter            3rd quarter             4th quarter
	  1999    2000       1999    2000           1999     2000           1999   2000
------------------------------------------------------------------------------------------
Total      838   1,044	      916    1,173	     933     1,132	     987
Foreign    714     914	      797    1,046	     812     1,010	     864
Domestic   124     130	      119      127	     121       122	     123
------------------------------------------------------------------------------------------

This Interim Report for the Schering Group comprises the Consolidated Income Statements as well as condensed versions of the Consolidated Balance Sheets and Consolidated Cash Flow Statements. It also provides a regional breakdown of sales and results. Major earnings indicators are presented on a quarterly basis.

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing rate method is used for all such companies.

International Accounting Standards IAS 22 (revised 1998), IAS 36 and IAS 37 are being applied for the first time in preparation of this year's Interim Reports. This requires no changes to our previous valuation and accounting policies.
In accordance with International Accounting Standard IAS 38, which is also being applied for the first time in preparation of this year's Interim Reports, internally generated intangible assets have been capitalized and written off on a straight-line basis over their useful life. Additions for the first nine months of 2000 include EUR10m for software developed in-house.

This Interim Report complies with International Accounting Standard IAS 34. The Report has not been audited.


The first nine months 2000 at a glance

* Excellent sales trend continues: up 25%
* Earnings per share: up 30%
* Biotech product Betaferon(R) boosts sales 33%
* USA fuels growth: sales up 39%


Excellent trend continues in third quarter

The Schering Group did outstanding business in the first nine months of 2000.
Sales rose 25% year on year to EUR3,349m. Expanding volumes accounted for an increase of 15% and pricing adjustments for an increase of 2%. Movements in exchange rates again had a substantial effect, accounting for an increase of 8%.
Basic earnings per share rose 30%.

Excluding business at our recent acquisitions, CIS bio international and Mitsui
Pharmaceuticals, both of which have been consolidated since April 2000, and at Diatide, which has only been included in the accounts since November 1999, Group sales rose 20%.

We continue making rapid progress in expanding business in the USA. American sales rose 39%. Increased volumes and exchange-rate effects each accounted for 18%.
Growth in the USA was attributable, above all, to outstanding business with our MRI contrast medium, Magnevist(R) (+47%), our multiple sclerosis treatment, Betaferon(R)
(+32%), and our antiarrhythmic, Betapace(R) (+48%).

Excluding acquisitions, Japanese sales rose 26%. Changes in exchange rates had a major impact on figures, accounting for an increase of 20%; but volumes also expanded 8%.
Government-imposed price-cuts averaging 8% were largely offset by reduced margins in the distribution chain so that, overall, prices were down only 2% over the first nine months of the year.

Sales in our Latin America/Canada region rose just under 29%. Increased volumes and exchange-rate effects accounted for 11% and 12%, respectively, while 6% was due to pricing effects. There was notable growth in Canada (+43%) and Mexico (+42%) as well as encouraging developments in our largest individual market in the region, Brazil, where sales increased 26% (adjusted for exchange-rate movements: 8%).

Sales growth in our Asia region amounted to 22%. This breaks down as follows:
increased volumes (+9%); pricing adjustments (+2%); and exchange-rate effects (+11%).

In Europe, the positive trend continued in the third quarter of the year. European sales rose 14% compared with the first nine months last year with increased volumes accounting for 13%. Adjusted for acquisitions, the overall increase was 10%. In Germany, sales rose 4%. Betaferon(R) has considerable importance for growth in this market.
Its turnover in Germany rose 35%.

-------------------------------------------------------------------------------
Our top-selling products in the first nine months

			Jan. - Sept. 2000:     Change
                        (in EURm)        year-on-year
 1. Betaferon(R)*            440               + 33%
 2. Iopamiron(R)             269               + 24%
 3. Magnevist(R)             214               + 26%
 4. Ultravist(R)             185               + 13%
 5. Diane(R)-35              152               + 19%
 6. Betapace(R)              151               + 48%
 7. Microgynon(R)             98               + 21%
 8. Climara(R)                83	       + 29%
 9. Fludara(R)                82	       + 36%
10. Femovan(R)                82	       +  6%
11. Androcur(R)               79	       +  7%
12. Meliane(R)                75	       + 26%
13. Triquilar(R)              68	       -  6%
14. Mirena(R)                 51	       + 16%
15. Noctamid(R)               32	       +  9%

*Trade name in the USA and Canada Betaseron(R)
--------------------------------------------------------------------------------


Female Health Care:
success with Meliane(R) and Climara(R)

Sales in Fertility Control and Hormone Therapy rose 15%. Particularly fast-growing products were Meliane(R), a very low-dose oral contraceptive (+26%), and Climara(R), a hormone patch for the treatment of typical menopausal complaints (+29%).
One of the most important features of Climara(R) is its ease of application.
The patch provides continuous hormone delivery and only has to be changed once a week.

The Dutch health authority's decision to grant market authorization to Yasmin(R), our oral contraceptive containing the novel active ingredient, drospirenone, has now been recognized by the other EU member states as well as Iceland and Norway
(mutual recognition procedure). The US Food and Drug Administration has confirmed the product's suitability in the USA, issuing a so-called approvable letter in July.
In Germany, Yasmin(R) has been approved since the beginning of October.
Sales are due to commence in November this year.


Therapeutics:
substantial sales growth with Betaferon(R)

Sales in the Therapeutics business area rose 31% year on year. Growth in the business area was due in large part to our excellent business with the biotech product,
Betaferon(R). Global sales of the product rose 33% to EUR440m. Sales in the USA amounted to EUR180m (+32%). In Europe, sales rose 34% to EUR224m, so that Schering's position at the front of the European market for multiple sclerosis preparations was again confirmed. One factor contributing to the success of Betaferon(R) is that it is suitable for a broader spectrum of patients than other interferons. Applications range from the early treatment of relapsing-remitting multiple sclerosis to treatment of the disease in its secondary progressive form.

Sales of Fludara(R), which is used for the treatment of chronic lymphocytic leukemia, again developed very well, rising 36%. We expect additional stimulus to growth from an oral dosage form of Fludara(R) whose first launch is scheduled in the UK at the end of the year.

Products from our recently acquired company, Mitsui Pharmaceuticals, have been included in Group reporting since April this year. Mitsui sales amounted to EUR65m between April and September and account for eight of the 31% sales growth in the Therapeutics business area year on year.


Sales by region*                                        Schering Group

					1-9/2000    1-9/1999           Change
                              % 	       (in EURm)		 in %
-----------------------------------------------------------------------------------
Europe**        2000      45               1,513                         + 14
                1999             49  		      1,323

USA		2000      22		     750 			 + 39
		1999	         20			541

Latin America/  2000      10		     345		         + 29
Canada 	        1999	         10			268

Japan		2000	  14		     477			 + 48
                1999		 12			322

Asia            2000	   5		     149			 + 22
		1999		  5			122

Other           2000	   4		     115			 +  4
activities 	1999		  4			111
------------------------------------------------------------------------------------

Total                    100 	100          3,349     2,687             + 25

* regions defined in accordance with internal financial reporting, 1999 figures adjusted

** incl.Africa,Australia and New Zealand

------------------------------------------------------------------------------------

Diagnostics and Radiopharmaceuticals:
sustained growth with Magnevist(R)

Despite continued pricing pressure in imaging diagnostics, we were able to increase sales in the Diagnostics and Radiopharmaceuticals business area by 32%. Overall, sales in the business area amounted to EUR991m. Of this, EUR552m relates to X-ray contrast media (+18%),
EUR215m to products for MRI (+27%), EUR139m to contrast medium application technologies
(+33%) and EUR76m to radiopharmaceuticals. First-time consolidation of Diatide and CIS bio international accounted for nine of the 32% sales growth in the business area this year.

We did very encouraging business with Magnevist(R), sales of which rose 26%. Above all, we achieved a notable increase in sales of the product in the USA.

In August, the FDA issued an "approvable letter" for Imavist(TM), an ultrasound contrast agent designed to improve ultrasound images of the heart that we are developing jointly with the American company, Alliance Pharmaceuticals. Schering has exclusive worldwide marketing rights to the product. Imavist(TM) will be Schering's first ultrasound contrast agent in the USA.

Also in August, our subsidiary, CIS bio international, concluded a 10-year agreement with
Syncor Overseas giving CIS exclusive marketing rights in Europe, North Africa and various
Asian countries to Syncor's iodine-125 (I-125) seeds. The brachytherapy seeds
(capsulated radioactive sources) will be used for the treatment of certain types of prostate cancer. Prostate cancer is one of the most frequent forms of cancer in men.
Iodine-125 will provide an ideal complement to Androcur(R), which is generally used at an earlier stage of prostate cancer treatment.


Dermatology:
green light for Blue Light!

The US Food and Drug Administration granted approval for the BLU-U(TM) Blue Light PDT
Illuminator in September, clearing the way for the immediate availability of the
Levulan(R) PDT system. The nonlaser blue light source is used to activate the photosensitizer during photodynamic therapy. PDT is a novel treatment for actinic keratosis, a precancerous condition of the skin. Distribution of the Levulan(R)
PDT system in the United States has already begun.

Actinic keratosis is caused by chronic exposure to the sun and appears on the skin in the form of rough, scaly, discolored patches most often on the face and scalp. If left untreated, actinic keratosis can develop into squamous cell carcinoma, a malignant cancer of the skin.

Global sales in the Dermatology business area rose 10%. About half of the increase was due to price adjustments. Notable contributions to the increase in sales came from our eczema preparations, Advantan(R) (+28%) and Nerisona(R) (+14%).


Sales by business area                                       Schering Group

					     %    1-9/2000    1-9/1999     Change
                             				  (in EURm)	    in %
---------------------------------------------------------------------------------------
Fertility Control and		2000	    30           1,005		    +15
Hormone Therapy			1999             32                 871

Therapeutics*			2000	    31	         1,061              +31
				1999		 30	            808

Diagnostics and			2000	    30		   991		    +32
Radiopharmaceuticals*		1999		 28	            752

Dermatology			2000	     5             166              +10
				1999		  6		    151

Other sources*			2000	     4		   126		    +20
				1999	          4		    105
---------------------------------------------------------------------------------------
Total                                      100  100      3,349    2,687     +25


* Last year's figures adjusted following product reclassification



Aventis CropScience S.A.

The positive second-quarter trend was sustained in the third quarter of the year. Third-quarter sales amounted to EUR854m, 7% up on the figure for the same quarter last year. Overall sales for the first nine months were down 2% year on year. Sales increased in the USA and Brazil while there has been a reduction in European sales so far this year.



Personnel

The average number of employees in the Schering Group rose 5% year on year to 23,515.
At the same time, personnel costs rose 21% to EUR1,023m. Excluding acquisitions, the average number of employees rose 1% to 22,728 and personnel costs rose 16% to EUR974m.
Adjusted for exchange-rate developments as well as acquisitions, the increase in personnel costs was 9%.
-------------------------------------------------------------------------------------------
Personnel

January - September	            2000	   1999    	  Change      Year 1999

Employees*                        23,515           22,411          +  5%	 22,430
Personnel costs in EURm**          1,023	      843	   + 21%	  1,160


*    Average
**   Wages and salaries, social contributions, pensions
------------------------------------------------------------------------------------------



Capital expenditure

This year's volume of investment will amount to approximately EUR190m (1999: EUR163m). Of this planned expenditure, 44% relates to Germany, 17% to other EU countries and 19% to the USA.

Our integration of Mitsui Pharmaceuticals means we will be investing appreciably more in Japan this year than in previous years. Work on extension of our site in Montville, New Jersey, will have been completed by the end of the year. This project was undertaken to cater for the expansion in our activities in the USA. A further focus of investment is Berlin, where we are bringing formulation and packaging of liquid and solid dosage forms together at one site.


Cash flow statement

Cash flows from operating activities rose 57% year on year. This increase stems from a slight reduction in working capital in the period of the report set against a considerable increase in the corresponding period last year. Last year's figures were affected by increased inventories related to implementation of our European Production Concept as well as by tax payments relating to a government tax audit. Cash flows before working capital changes were down 9% despite a considerable increase in net income. Reasons for this include profits from the sale of venture capital investments - shown as cash flows from investing activities - and the higher non-cash share of earnings at Aventis CropScience.

The reduction in cash flows used in investing activities is primarily attributable to increased income from the sale of marketable securities.

The increase in cash flows used in financing activities results from repayment of loans in the period of the report compared with net borrowings last year.

----------------------------------------------------------------------------------------------
Cash flow statements					      Schering Group
(values expressed in EURm)


                                          Jan.-Sept.   Jan.-Sept.  Full year
                                               2000      1999      1999
----------------------------------------------------------------------------------------------
Cash flows before working capital changes*     422       466       631
Changes in working capital                      29      -179      -356
----------------------------------------------------------------------------------------------
Cash flows from operating activities           451       287       275

Cash flows used in investing activities*      - 46      -211      -261
Cash flows used in financing activities       -259      - 74      -283
----------------------------------------------------------------------------------------------
Net change in cash and cash equivalents        146         2      -269

Effect of exchange-rate movements
on cash and cash equivalents*                    4        -1         4
Cash and cash equivalents at January,1*        102       367       367
---------------------------------------------------------------------------------------------
Cash and cash equivalents
at September 30 / December 31                  252       368       102

* Last year's figure for the first nine months has been adjusted as marketable securities are now excluded from cash and cash equivalents and presented as a separate item in the
  Consolidated Balance Sheets
--------------------------------------------------------------------------------------------


Earnings per share up 30%

Following last year's share buyback program, a 27% increase in net income translates to a 30%
increase in basic earnings per share. Prelaunch marketing expenses for new products being introduced next year combined with the absence of one-off income reported last year meant there was only a slight increase in operating profit.

The profit contribution from our 24%-stake in Aventis CropScience was affected by restructuring costs of EUR6m compared with EUR43m in the corresponding period last year.
The other financial result includes profits of EUR38m from the sale of shares in venture capital investments. Unrecognized changes in the fair value of available-for-sale securities rose EUR34m to EUR131m.


Outlook
Given we continue to benefit from the strength of the US dollar and the yen, we can revise our estimate of sales growth for the year 2000 to 23%. Net income will show a slightly higher rate of growth, as it did in the first nine months of the year. With substantial prelaunch marketing expenses for the introduction of new products in the USA, the increase in operating profit will remain lower than the growth in sales. There will be a considerable improvement in the financial result.

Schering Aktiengesellschaft
The Board of Executive Directors
Berlin, October 2000
-------------------------------------------------------------------------------

Earnings Indicators by quarter                                 Schering Group
(values expressed in EURm)

                   1st quarter  2nd quarter 3rd quarter 4th quarter Full year
-------------------------------------------------------------------------------
Net sales      2000     1,044        1,173       1,132
              -----------------------------------------------------------------
               1999       838          916         933         987     3,674
-------------------------------------------------------------------------------
Gross profit   2000       806          876         849
              -----------------------------------------------------------------
               1999       648          708         698         718     2,772
-------------------------------------------------------------------------------
Operating      2000       188          173         113
profit        -----------------------------------------------------------------
               1999       143          138         183          72       536
-------------------------------------------------------------------------------
Profit on      2000       207          183         105
ordinary      -----------------------------------------------------------------
activities     1999       149          148         121          41       459
-------------------------------------------------------------------------------
Profit after   2000       109          103          65
tax           -----------------------------------------------------------------
               1999        89           85          45          59       278
-------------------------------------------------------------------------------
Net income     2000       106          103          61
              -----------------------------------------------------------------
               1999        87           82          43          60       272
-------------------------------------------------------------------------------
Basic earnings 2000      0.54         0.51        0.31
per share*     ----------------------------------------------------------------
(in EUR)       1999      0.43         0.40        0.22        0.30      1.35

* Figures for last year and the 1st quarter 2000 have been adjusted because of a 1:3 share split
-------------------------------------------------------------------------------



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Segment reporting*                                                                                                  Schering Group
(values expressed in EURm)



January-September 2000     Segment     Internal   External   Change year-   Segment      Change year-   Segment   Change year-
                           net sales   net sales  net sales  on-year        perform-      on-year        result    on-year
                                                                             ance**
------------------------------------------------------------------------------------------------------------------------------------
Europe region***	     2,090         577      1,513       14 %            637          5 %           351        5 %
------------------------------------------------------------------------------------------------------------------------------------
USA region                     754           4        750       39 %            225         22 %            42        20 %
------------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada region    360          15        345       29 %            116         49 %            72        67 %
------------------------------------------------------------------------------------------------------------------------------------
Japan region                   477         --         477       48 %            176         30 %            82        21 %
------------------------------------------------------------------------------------------------------------------------------------
Asia region                    152           3        149       22 %             55         25 %            32        39 %
------------------------------------------------------------------------------------------------------------------------------------
Other activities               164          49        115        4 %             54        - 8 %            22       -21 %
------------------------------------------------------------------------------------------------------------------------------------
Segment total                3,997         648      3,349       25 %          1,263         14 %           601        13 %
------------------------------------------------------------------------------------------------------------------------------------
Research and development
costs                          --           --         --        --           - 574         18 %            --         --
------------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --           --         --        --           -  88         - 3 %           --         --
------------------------------------------------------------------------------------------------------------------------------------
Other                          --           --         --        --           - 127          92 %         -127         92 %
------------------------------------------------------------------------------------------------------------------------------------
Schering Group              3,997          648      3,349       25 %            474           2 %          474          2 %
------------------------------------------------------------------------------------------------------------------------------------



January-September 1999
------------------------------------------------------------------------------------------------------------------------------------
Europe region***	     1,796         473      1,323        7 %            605          9 %           333        16 %
------------------------------------------------------------------------------------------------------------------------------------
USA region                     545           4        541        8 %            185          0 %            35       -31 %
------------------------------------------------------------------------------------------------------------------------------------
Latin America/Canada region    288          20        268       -2 %             78        -17 %            43       -26 %
------------------------------------------------------------------------------------------------------------------------------------
Japan region                   322         --         322       30 %            135         55 %            68       134 %
------------------------------------------------------------------------------------------------------------------------------------
Asia region                    123           1        122       30 %             44         52 %            23       156 %
------------------------------------------------------------------------------------------------------------------------------------
Other activities               157          46        111       11 %             59         31 %            28        56 %
------------------------------------------------------------------------------------------------------------------------------------
Segment total                3,231         544      2,687        9 %          1,106         11 %           530        17 %
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Research and development
costs                           --           --         --        --          - 485          8 %            --         --
------------------------------------------------------------------------------------------------------------------------------------
Central production overheads
and production variances       --           --         --        --           -  91           1 %           --         --
------------------------------------------------------------------------------------------------------------------------------------
Other                          --           --         --        --            - 66         - 42 %         - 66         -42 %
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Schering Group               3,231         544      2,687        9 %            464           37 %          464          37 %
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*   Segments defined in accordance with internal financial reporting, previous years' figures adjusted

**  Measure of performance used internally in the Schering Group
    (before allocation of research and development costs and central production overheads and production variances)

*** incl.Africa, Australien and New Zealand

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Consolidated Income Statements                                                            Schering Group
(values expressed in EURm)

January-September                                2000         1999         Change         Full year 1999
--------------------------------------------------------------------------------------------------------------------------
Net sales                                       3,349       2,687           +25 %                  3,674
Cost of sales                                  -  818      -  633           +29 %                  - 902
--------------------------------------------------------------------------------------------------------------------------
Gross profit					2,531       2,054           +23 %                  2,772
Costs of
  marketing and selling                        -1,093      -  828           +32 %                 -1,165
  engineering and administration               -  330      -  273           +21 %                 -  367
  research and development                     -  574      -  485           +18 %                 -  684
Other operating expenses / income              -   60      -    4                                 -   20
--------------------------------------------------------------------------------------------------------------------------
Operating profit                                  474         464           + 2 %                    536
Result from Aventis CropScience
(1999 AgrEvo)                                      16       -  40                                 -   60
Other financial result                              5       -   6                                 -   17
--------------------------------------------------------------------------------------------------------------------------
Pre-tax profit                                    495         418           +18 %                    459
Taxes on profit                                 - 218       - 199           +10 %                 -  181
--------------------------------------------------------------------------------------------------------------------------
Profit after tax                                  277         219           +26 %                    278
Minority interests in profit / losses           -   7       -   7                                 -    6
--------------------------------------------------------------------------------------------------------------------------
Net income                                        270         212           +27 %                    272


Basic earnings per share* (in EUR)               1.36        1.05           +30 %                  1,35
Diluted earnings per share* (in EUR)**           1.35        1.05           +29 %                  1,35



*  Figures for last year adjusted because of a 1:3 share split


** Diluted by stock options issued as part of long-term incentive schemes for employees





Consolidated Balance Sheets
(values expressed in EURm)
                                                                 Schering Group

Assets                                  September 30, 2000     December 31,1999
--------------------------------------------------------------------------------------------
Goodwill                                               375                  394
Other intangible assets                                127                   60
Property, plant and equipment                        1,224                1,123
Financial assets                                       630                  581
--------------------------------------------------------------------------------------------
Fixed assets                                         2,356                2,158

Inventories                                            786                  682
Receivables and other assets                         1,461                1,206
Marketable securities                                  367                  481
Cash and cash equivalents                              252                  102
--------------------------------------------------------------------------------------------
Other non-current and current assets                 2,866                2,471
                                                     -----                -----
                                                     5,222                4,629

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                                                                 Schering Group

Equilty and liabilities                 September 30, 2000    December 31, 1999
---------------------------------------------------------------------------------------------
Paid-up capital                                        528                  528

Retained earnings at January 1                       1,570                1,485
Changes in reserves                                     --               -  186
Dividend payments                                   -  165               -   91
Net income                                             270                  272
Translation adjustments                                 92                   90
---------------------------------------------------------------------------------------------
Retained earnings at September 30 / December 31      1,767                1,570
---------------------------------------------------------------------------------------------
Shareholders' equity                                 2,295                2,098
Minority interests                                      81                   55
Long-term provisions and liabilities                 1,362                1,298
Short and medium-term provisions and liabilities     1,484                1,178
---------------------------------------------------------------------------------------------
Provisions and liabilities                           2,846                2,476
                                                     -----                -----
                                                     5,222                4,629

The Interim Report has not been audited.
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